                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM T-1
                                   --------

                           STATEMENT OF ELIGIBILITY

                     UNDER THE TRUST INDENTURE ACT OF 1939

                 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

        CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE
                       PURSUANT TO SECTION 305(B)(2) [_]

                      THE FIRST NATIONAL BANK OF CHICAGO
              (Exact name of trustee as specified in its charter)

      A National Banking Association                           36-0899825
                                                            (I.R.S. employer
                                                         identification number)

One First National Plaza, Chicago, Illinois                  60670-0126
 (Address of principal executive offices)                    (Zip Code)

                      The First National Bank of Chicago
                     One First National Plaza, Suite 0286
                         Chicago, Illinois  60670-0286
            Attn:  Lynn A. Goldstein, Law Department (312) 732-6919
           (Name, address and telephone number of agent for service)

                             ---------------------

                    HEADLANDS HOME EQUITY LOAN TRUST 1998-2
              (Exact name of obligor as specified in its charter)

                   Delaware                                   Pending
        (State or other jurisdiction of                   (I.R.S. employer
        incorporation or organization)                 identification number)

c/o Wilmington Trust Company, as Owner Trustee
              Rodney Square North
              1100 Market Street                               19890
             Wilmington, Delaware                            (Zip Code)
   (Address of Principal Executive Offices)


                      HEADLANDS MORTGAGE SECURITIES INC.
      (Exact name of sponsor of the obligor as specified in its charter)


                   Delaware                                  68-039-7342
        (State or other jurisdiction of                   (I.R.S. employer
        incorporation or organization)                 identification number)

         700 Larkspur Landing Circle
                  Suite 240                                    94939
             Larkspur, California                            (Zip Code)
   (Address of Principal Executive Offices)


                    HEADLANDS HOME EQUITY LOAN TRUST 1998-2
                              ASSET-BACKED NOTES
                        (Title of Indenture Securities)

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Item 1.  GENERAL INFORMATION.  FURNISH THE FOLLOWING INFORMATION AS TO THE
         -------------------
         TRUSTEE:

          (A) NAME AND ADDRESS OF EACH EXAMINING OR SUPERVISION AUTHORITY TO WHICH IT IS SUBJECT.

               Comptroller of the Currency, Washington, D. C.; Federal Deposit Insurance Corporation, Washington, D. C.; The Board of Governors of the Federal Reserve System, Washington, D. C..

          (B)  WHETHER IT IS AUTHORIZED TO EXERCISE CORPORATE TRUST POWERS.

               The trustee is authorized to exercise corporate trust powers.

ITEM 2.  AFFILIATIONS WITH THE OBLIGOR.  IF THE OBLIGOR IS AN AFFILIATE OF THE
         -----------------------------
         TRUSTEE, DESCRIBE EACH SUCH AFFILIATION.

               No such affiliation exists with the trustee.

ITEM 16. LIST OF EXHIBITS.  LIST BELOW ALL EXHIBITS FILED AS A PART OF THIS
         ----------------
         STATEMENT OF ELIGIBILITY.

          1. A copy of the articles of association of the trustee now in effect.*

          2. A copy of the certificates of authority of the trustee to commence business.*

          3. A copy of the authorization of the trustee to exercise corporate trust powers.*

          4.   A copy of the existing by-laws of the trustee.*

          5.   Not applicable.

          6.   The consent of the trustee required by Section 321(b) of the Act.

          7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

          8.   Not applicable.

          9.   Not applicable.

* EXHIBITS 1, 2, 3 AND 4 ARE HEREIN INCORPORATED BY REFERENCE TO EXHIBITS BEARING IDENTICAL NUMBERS IN ITEM 16 OF THE FORM T-1 OF THE FIRST NATIONAL BANK OF CHICAGO, FILED AS EXHIBIT 25 TO THE REGISTRATION STATEMENT ON FORM S-3 OF U S WEST CAPITAL FUNDING, INC. FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 6, 1998 (REGISTRATION NO. 333-51907-01).

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Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, The First National Bank of Chicago, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, and State of Illinois, on the 15th day of December, 1998.


                                         The First National Bank of Chicago



                                         By:  /s/ Steven M. Wagner
                                             ------------------------------
                                                Steven M. Wagner
                                                First Vice President